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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                       SEC FILE NUMBER 001-09898
                                                       CUSIP NUMBER 685906109

                           NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q
[_] Form N-SAR

For Period Ended:  March 31, 2002

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:  ________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Organogenesis Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

150 Dan Road
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Address of Principal Executive Office (Street and Number)

Canton, MA  02021
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       [X]        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c) The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                        (Attach Extra Sheets if Needed.)

The Registrant could not file its Quarterly Report on Form 10-Q for the three months ended March 31, 2002 within the prescribed time period without unreasonable effort or expense because a new internal financial management team recently joined the Registrant. The new financial management team joined prior to the completion of the Quarterly Report on Form 10-Q. Accordingly, the new financial management team needs additional time to complete its review of the Registrant's financial results for the three months ended March 31, 2002 before finalizing and filing the Registrant's Quarterly Report on Form 10-Q.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         Steven B. Bernitz
President and Chief Executive Officer         (781)               575-0775
               (Name)                      (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [_] No

See Attachment A which is incorporated herein by reference.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Organogenesis Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date: May 16, 2002            By: /s/ Steven B. Bernitz
                                        Steven B. Bernitz
                                        President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

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3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

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                                  ATTACHMENT A
                                       TO
                                   FORM 12b-25
                                       FOR
                               ORGANOGENESIS INC.

PART IV - OTHER INFORMATION

Item (3) - Change in Results of Operations.

         The Registrant currently anticipates that the unaudited financial statements to be included in its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2002 ("First Quarter 2002") will reflect that the Registrant generated total revenues of $2,908,000 as compared to total revenues of $2,511,000 for the three-month period ended March 31, 2001 ("First Quarter 2001"). The $397,000, or 16%, increase in total revenues for the First Quarter 2002 is primarily attributable to increased unit sales of Apilgraf to Novartis Pharma AG ("Novartis") offset by decreased funding received under the Registrant's NIST research grant.

         Research and development ("R&D") expenses decreased by $1,005,000, or 22%, to $3,651,000 in the First Quarter 2002, compared to $4,656,000 for the First Quarter 2001, primarily due to the Registrant's 16% decrease of workforce in February 2002, which is anticipated to reduce costs by approximately $5,000,000 per year and which primarily impacted R&D areas for the coronary vascular graft, liver assist device and pancreatic islet cell programs, and a decrease in clinical outside service expenses.

         Selling, general and administrative expenses increased by $454,000, or 26%, to $2,193,000 in the First Quarter 2002, compared to $1,739,000 for the First Quarter 2001, primarily due to increased selling expenses related to commercial product launches and higher severance and consulting costs incurred in connection with workforce adjustments.

         Interest income decreased to $10,000 in the First Quarter 2002, compared to $98,000 in the First Quarter 2001 primarily due to the decrease in funds available for investment. Interest expense increased by $165,000, or 32%, to $685,000 the First Quarter 2002, compared to $520,000 for the First Quarter 2001, primarily due to increased debt outstanding resulting from the $10,000,000 Convertible Subordinated Note issued to Novartis in October 2001.

         The Registrant realized a net loss of $7,390,000, or $0.20 per share, for the First Quarter 2002 as compared to a net loss of $6,502,000, or $0.19 per share, for the First Quarter 2001.